March 11, 2005

Mail Stop 0409

Blair D. Koblenz
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust II, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

Re:	Cole Credit Property Trust II, Inc.
	Amendment No. 1 to Form S-11
	Filed on February 24, 2005
      File No. 333-121094

Dear Mr. Koblenz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General

1. We note your response to prior comment 1 from our last letter dated January 7, 2005; however, we are unable to agree with your analysis. It is our view that a change in the offering price would constitute a different transaction. As a practical matter, you may commence the new offering by means of a post-effective amendment to your registration statement, rather than filing a new registration statement on Form S-11. Please note that such a post-effective amendment will require a complete update of the information in the registration statement, including the financial statements where necessary. Supplementally, please confirm that you will file a post-effective amendment to begin the new offering at $10.00 per share.


2. We are in receipt of your response dated February 24, 2005 to the staff`s prior comment no. 6 of our comment letter dated January 7, 2005. We note that you considered the scope of relief granted in, inter alia, CNL Income Properties, Inc. (March 11, 2004); Inland Western Retail Real Estate Trust, Inc. (August 25, 2003); and T REIT,
Inc. (June 4, 2001) but it still appears that your program differs from the terms of the programs set forth in those letters. Specifically, please provide us with a detailed analysis regarding why your redemption program fits within the scope of the relief previously provided in light of the following aspects of your program:

* Address how the pricing structure in your proposed plan differs from the basis for the repurchase price in other plans where the staff provided relief from the applicable tender offer rules. Specifically, we note that your plan, as compared to the other plans, does not require that the repurchase price be based on the net asset values of the issuer`s underlying assets when the company is not engaged in an offering. Provide an analysis for why this difference in pricing structure should not impact the application of Rule 13e-4;

* Clarify whether withdrawal rights will be available at any time prior to the redemption of the shares, as opposed to just when sufficient funds may be unavailable to accommodate all requests for redemption made in one month;

* Address how the process for pro-rationing differs from the manner of pro-rationing in other plans where the staff provided relief from the applicable tender offer rules. Specifically, we note that pro-rationing is applied differently where redemption would cause the holder to hold less than a minimum amount. Also, we note that you refer readers to the discussion under "Plan of Distribution - Minimum
Purchase Requirements" for such minimum amount, however, it does not appear that this section exists in the current offering document. Please revise; and

* Where you will have insufficient available cash to accommodate all repurchases, tell us why you believe it is appropriate to for you to honor pending redemption requests on a first-come, first-served basis, as opposed to a pro-rata basis.

3. Please clarify the amount of shares that may be tendered by a shareholder. You indicate that shareholders "may present all or a minimum portion of their shares" to you for redemption. What is the
"minimum portion" they must tender? As a supplemental matter, why is a minimum portion necessary? We may have further comment.

4. You indicate that the per share redemption price will be "reduced by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution." You further indicate that the Board of Directors may determine, in their sole discretion, whether or not the distribution constitutes a special one. Please elaborate upon how the Board will make this determination.

5. You indicate that you may not redeem shares if there are insufficient funds available per calendar quarter. At what point in the quarterly redemption period will you make this determination? How will you advise stockholders if sufficient funds are not available or if you otherwise determine not to make a redemption
during that period?   Please revise to explain.

6. We note your response to prior comment 32 and the new disclosure on pages 40-42 and 82-83. Further, we note that the Cole Exchange Entity will market the offering, that Cole Capital Partners will facilitate the co-tenancy arrangements, and that you may provide accommodation, may participate in the tenant-in-common programs and may receive fees in connection with these transactions. Please provide us with your analysis as to whether you, Cole Capital Partners, or the Cole Exchange Entity are acting as broker-dealers in connection with the Section 1031 exchange and tenant-in-common programs. Refer to the John R. Wirthlin Letter denying no-action relief, dated January 19, 1999.

7. We note your prior response to comment 35 regarding compliance with the Investment Company Act of 1940. Please tell us and disclose whether you will place any limitations on the percentage of assets you may invest in tenant-in-common programs. Please refer to Triple
Net Leasing, LLC (August 23, 2000). To the extent that you believe you are not an investment company under Section 3(a)(1)(C) and
Section 3(c)(5)(C) of the Investment Company Act, please state in the registration statement that you will monitor compliance with these provisions on an ongoing basis.

8. We note your response to prior comment 9. Please revise to disclose your interest in your headquarters office in Phoenix, Arizona. Please revise to disclose whether you own this office in fee simple, lease this office or have another arrangement. Further, if you do not own this office, disclose all material terms of your lease or any other arrangement. In addition, please disclose under a separate section the information required by Item 404.

Prospectus Cover Page

9. We note your response regarding bullet point 5 of prior comment
10. Please omit the projection disclosure since it does not appear to be key information to an investment decision. This will assist in making the cover page easier to read.

10. We reissue the first bullet point of prior comment 11 requesting that you include a cover page risk factor that you may make distributions that may constitute a return of capital. Currently, your disclosure located in the fourth bullet point of the left column states that you may borrow to make distributions "which may reduce the amount of capital you ultimately invest in properties." Similarly, revise this risk as appropriate in your summary and risk factor section.


Questions and Answers About This Offering, page 1

11. We note your response to prior comment 14 and your revised disclosure on page 133. Please revise to include the following disclosure in your Q&A or Summary and Plan of Distribution:

* that affiliates may purchase shares in the offering,
* that these shares will not be purchased in order to meet the minimum,
* the maximum number of shares that affiliates may purchase, and
* that affiliates will be purchasing for investment and not for resale.
12. We reissue prior comment 19 from our last letter. Please revise the Q&A section so that it does not repeat the information in the summary. Refer to the direction provided in Rule 421 of Regulation C and Release 33-7497.

Q: If I buy shares, will I receive distributions and how often?, page
4

13. We note your response to the fourth part of prior comment 22 and your disclosure at the bottom of page 118 and the top of page 119 regarding borrowing due to cash flow timing discrepancies. Please revise to delete the language here and on page 17 stating, "Until the proceeds from the offering are invested . . . distributions to our stockholders," because it appears from your disclosure on page 119 that borrowing may continue beyond this initial time period. Further, revise your disclosure to include Sponsor advances as a source of cash for your distributions.

Prospectus Summary

Estimated Use of Proceeds of Offering, page 10

14. We note your response to prior comment 24 from our last letter and that you have included the 5,000,000 DRIP common shares in the maximum amount of $495,108,974. Please confirm that you have included commission and dealer fees for the DRIP shares in your tabular summary, or revise.

Compensation to Cole Advisors II and its Affiliates, page 14

15. In connection with your response to prior comment 28 from our last letter and your disclosure in footnote 8 on page 63, please revise the introductory paragraph on page 60 to disclose that you will pay all fees, commissions and expenses in cash other than your subordinated participation and incentive listing fees to Cole Advisors II, which may at your discretion, be paid in cash, common stock, a promissory note, or some combination.

16. Please revise your compensation table disclosure here and on page
60 to include acquisition expenses. We note your disclosure in footnote (7) to page 46 that you estimate 0.5%, but that you have no cap on the amount of acquisition expenses you may reimburse. We further note that acquisition expenses and fees in the aggregate shall not exceed 6.0%.

Share Redemption Program, page 17
17. We note your response to our previous comment no. 31 where you indicate that concurrent with the issuance of shares under the distribution reinvestment program, the Company will transfer shares of redeemable common stock from permanent equity to temporary equity for the amount of net proceeds received from the issuance of shares under the distribution reinvestment program. Share issuances under the distribution reinvestment program appear to be outside of the control of the Company and therefore pursuant to EITF D-98 and
Article 5-02.28 of Regulation S-X all of the redeemable common stock should be classified outside of permanent equity from the date of issuance and not just as shares are issued under the other program.
Please revise your disclosures to clearly indicate that the shares to be issued in this offering will be classified outside of permanent equity.

Risk Factors
Risks Related to Conflicts of Interest, page 23

18. Please revise to discuss the conflicts in connection with any investment in Section 1031 exchange and tenant-in-common programs. We note that the transactions and agreements in connection with the
Section 1031 exchange and tenant-in-common programs will not be the result of arms-length transactions. Further, we note that the advisor`s business interests in the program may be to the detriment of Cole`s interests, in particular with respect to the agreement that requires Cole to purchase unsold interests, to guarantee bridge loans and to provide security for these guarantees. In addition, Cole may be reluctant to enforce the agreement against affiliates.

Risks Associated with Section 1031 Exchange Transactions and
Tenant-
in-Common Investments

19. Please revise to separately discuss the risk that distributions may be reduced. In addition, we note that two of the risks have the same heading; revise the headings to specifically describe the risk that you are discussing.

We may have increased exposure to liabilities from litigation as a result of our participation in a Tenant-in-Common Program, page 40

20. Please revise to delete the mitigating language in the
subordinate clause in the fourth sentence beginning, "Although our participation in Tenant-in-Common Programs may have certain benefits
.. . ." and ending, ". . . using our own capital resources."





Federal Income Tax Risks
Recharacterization of the Tenant-in-Common Programs may result in a
100% tax on income..., page 42

21. Please revise to discuss whether you will routinely obtain legal opinions regarding whether a particular offering structure will qualify as a like-kind exchange of under Section 1031. Further, please discuss this in your tax discussion on page 106.

The Advisor, page 55
The Advisory Agreement, pages 56-58

22. We reissue prior comment 44 from our last letter. Please revise to reconcile your disclosure on page 56 stating, "Cole Advisors II employs personnel, in addition to the directors and executive officers listed above" with the disclosure at the top of page 58 stating, "Cole Advisors II currently has no paid employees; however, the advisor`s executive officers provide it with services." Does Cole Advisors II mean to state that they have additional unpaid employees? or that they will hire additional personnel in the future?

Investment Objectives and Policies, page 72

23. We note that on page 23 you state that you may purchase property and may make or purchase loans or participations in mortgage loans outside the United States. Please revise to identify the countries or regions in which you may make these investments.


Tenant-in-Common Program, page 82

24. Please revise to provide greater detail regarding your planned participation in the TIC Program and any fees that you or affiliates may receive. For example, describe the consideration that the Cole
Exchange Entity receives for acquiring properties, preparing and marketing the private placement offering, and selling interests and properties. In addition, describe the term of the contract to buy unsold tenancy interests, the bridge loan and the guarantee. Please also specify what type of security Cole Credit will offer for the guarantee. Further, quantify or describe how the accommodation fees will be determined, and discuss whether there are separate fees that you will receive for contracting to acquire any and all unsold co-tenancy interests from a Cole Exchange Entity.

Liquidity and Capital Resources, page 87

25. We reissue prior comments 51 and 52, in part, requesting you include specific details regarding how you will fund your short-term and potentially long-term liquidity needs through advances from your advisor. Please revise to specifically address any informal arrangements, whether you have already received such advances, the amounts, the terms of repayment and any other material conditions or terms for receiving future advances.

Opinion of Counsel, page 92

26. Please revise the third sentence to limit counsel`s reliance on assumptions and representations to factual matters.

Designated Special Distributions, page 126

27. We note that the board may designate cash or other distributions as "Designated Special Distributions." Please describe any planned special distributions and disclose whether these may be paid before or after the regular distributions described on page 118. If these designated special distributions may be paid before the regular distributions are made, please include appropriate risk factor disclosure.

Where you can find more information, page 139

28. Please disclose whether upon request by shareholders, you will furnish copies of your annual report, quarterly report and current reports free of charge in paper or in electronic format free of charge. Further, disclose whether these reports will be available on your affiliate`s web site or whether you will set-up your own web site.

Financial Statements and Notes
Report of Independent Registered Public Accounting Firm, page F-2
29. It appears that the second paragraph of the audit report has been
amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language: "[t]he Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." Also, the sentence included in the audit report should read as follows: "[a]n audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company`s internal control over financial reporting."   Either
revise
to include this additional language or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

Prior Performance Tables

Table II, Page A-7
30. We note your response to our previous comment 65. Please revise the introductory paragraphs of Tables I and II to briefly describe the program information that is included in each table, as you have done for the other tables. Refer to Instructions 1 to Tables I and
II of Appendix II of Guide 5.




Table III, page A-13-A-20

31. Regarding footnote (4) to Table III, please confirm that you are including all expenses of the program and not only management fees, depreciation and interest expense, but acquisition fees, commissions and other such expenses.

32. We note that in footnote (6) to Table III you state that there are several potential differences in tax and GAAP basis. Please revise the footnote to describe any significant differences and disclose any additional information about the particular programs presented that may be necessary for investors to understand the magnitude and impact of such differences. Refer to Instruction 4. to
Table III in Appendix II of Guide 5.

Table IV, pages A-21-A-24

33. We note you similarly provide cash distributions to investor information on a tax basis rather than a GAAP basis. Please revise to include footnote disclosure describing any significant differences between accounting on a tax and GAAP basis.

Table V, pages A-25-A-27

34. We note and appreciate your response to prior comment 67.
Please
revise footnote (7) on page A-27 to detail any significant differences between accounting on an income tax basis versus a GAAP basis. Please note this information should be provided on a GAAP basis where feasible without undue effort or expense. See
Instruction 2 to Table V in Appendix II of Guide 5.


* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Mew at (202) 942-2913 or Accounting Branch Chief, Kathleen Collins, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 942-1851 or me at
(202)
942-2987 with any other questions.




Sincerely,



Peggy Y. Kim
Senior Counsel


cc:	Rosemarie A. Thurston, Esq. (via facsimile)
	Lauren Burnham Prevost, Esq.
	Morris, Manning & Martin, LLP



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Cole Credit Property Trust II, Inc.
March 11, 2005
Page 1